

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Shannon Drake
General Counsel and Chief Legal Officer
Aveanna Healthcare Holdings, Inc.
400 Interstate North Parkway SE
Suite 1600
Atlanta, GA 30339

> **Re: Aveanna Healthcare Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 20, 2021**
> **File No. 333-254981**

Dear Mr. Drake:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 20, 2021

Cover Page

1.   We note that you have added a page of graphics after the cover page. We note that the information in the third graphic is repeated in the Prospectus Summary and Business sections but is shown without the context of those sections. Please remove this page as its prominence is not appropriate. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

2.   We note your revised disclosure on page 217 that an affiliate of Barclays Capital Inc. will receive greater than 5% of the net proceeds of this offering in connection with the repayment of your Senior Secured Credit Agreements and that Barclays Capital Inc. is deemed to have a "conflict of interest" under Rule 5121 of FINRA. Please add cover page disclosure regarding such conflict of interest. Please also tell us what consideration you gave to including a risk factor discussing this conflict of interest.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76
Transaction Accounting Adjustments for the Offering, page 87

3.   Adjustment (p) includes $24.1 million of estimated annual compensation expense associated with options that you will begin to recognize upon completion of this offering based upon a three year requisite service period. The expected grant date fair value of $75.4 million and requisite service period are based upon a preliminary valuation utilizing the Monte Carlo option-pricing model. We note that this $24.1 million of additional annual compensation expense compares to a pro forma operating loss of $20.5 million and pre-tax loss before income taxes of $44.5 million for the year ended January 2, 2021. In this regard, please expand your disclosures to provide additional insight as to which specific options these expenses relate to, including when they were granted or will be granted as well as the underlying fair value of the common stock that is being used to value these options. In this regard, we note the disclosures on page F-41 indicating that total compensation expense related to unvested time-vesting options, performance-vesting options, and accelerator-options not yet recognized was $8.9 million, $8.0 million, and $0.6 million, respectively, as of January 2, 2021. We also note your disclosures on page F-53 regarding the Amended Plan in Subsequent Events as well as information provided in your response dated April 16, 2021. Please clarify how these options reflected in the pro forma financial information correspond to these disclosures and the information provided in your response.

4.   In regard to adjustment (n), please clearly show in the note how this adjustment was calculated to arrive at the $51.7 million adjustment. In this regard, we note that your disclosures on page 69 indicate that the weighted average interest rate on borrowings under the First Lien Term Facility as of January 2, 2021 was 5.91% and under the Second Lien Term Facility as of January 2, 2021 was 9.00%. Based on these interest rates and the repayment amounts disclosed, it is not clear how you arrived at the $51.7 million.

   You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Drew M. Altman, Esq.